Exhibit 99.1

NEWS RELEASE

For Immediate Release

Xyratex Announces Change in Executive Leadership

Ernie Sampias Appointed Interim CEO, Effective Immediately

Havant, UK — April 2, 2013 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced Steve Barber has stepped down as Chief Executive Officer and as a member of the Board of Directors, effective April 2. The Board has appointed Ernie Sampias as Interim Chief Executive Officer to ensure a smooth transition and to lead the Xyratex executive team while the Board conducts a search for a permanent CEO. The Board is being assisted in this process by a leading executive search firm.

Mr. Barber has played a leadership role at Xyratex as CEO since February 2003. Since the Company’s listing on Nasdaq in 2004 he grew annual revenues from $459 million to approximately $1.16 billion in 2012.

“We thank Steve for his enormous contribution to Xyratex’s development, especially the dedication and energy he brought to the Company,” said Chairman, Jonathan Brooks. “Steve has worked hard to lead the Company through the many transitions in our industry and we appreciate the leadership he has demonstrated over the years. With the challenges the Company faces in a rapidly changing industry, we have mutually agreed that this is the right time for a leadership transition. I am delighted that Ernie Sampias, who has served on the Xyratex board for almost 9 years, has agreed to assume day to day leadership of the Company while we search for a new CEO ”.

Mr. Barber stated, “Xyratex is an outstanding company with very talented employees, and I have been proud to serve as the Company’s CEO. We have accomplished a great deal together in the last 10 years that I have been CEO, but I feel now is the right time for me to pass the baton and let new leadership take the Company into its next phase of innovation and growth. I remain very optimistic about Xyratex’s future in the hands of  a great team which will drive the Company to the next phase.”

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contact:

Xyratex Investor Relations
Brad Driver
Tel: +1 (510) 687-5260
Email: bdriver@us.xyratex.com